Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated November 6, 2013 and

the Prospectus dated July 22, 2011)

Filed pursuant to Rule 433

Registration Statement No. 333-174547

LAZARD GROUP LLC

$500,000,000

4.250% SENIOR NOTES DUE 2020

FINAL TERM SHEET

DATED NOVEMBER 6, 2013

Issuer:	Lazard Group LLC

Title:	4.250% Senior Notes due 2020

Expected Ratings[1]:	Ba2 (Stable) / BBB (Stable) / BBB (Positive) (Moody’s / S&P / Fitch)

Principal Amount:	$500,000,000

Trade Date:	November 6, 2013

Settlement Date:	November 14, 2013 (T + 5)

Maturity Date:	November 14, 2020

Interest Rate:	4.250% per annum

Benchmark Treasury:	1.750% due October 31, 2020

Benchmark Treasury Price:	98–11%

Benchmark Treasury Yield:	2.005%

Re-offer Spread to Benchmark Treasury:	T + 230 bps

Re-Offer Yield:	4.305%

Price to Public:	99.671%

Purchase Price by Underwriters:	99.046%

Net Proceeds, before Expenses, to Lazard Group LLC:	$495,230,000

Interest Payment Dates:	Semi-annually on each May 14 and November 14, beginning May 14, 2014

Record Dates:	Every May 1 and November 1 preceding each Interest Payment Date

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Optional Redemption:	The notes may be redeemed in whole at any time or in part from time to time, at the option of Lazard Group LLC, at a redemption price equal to the greater of (1) 100% of the principal amount of the note being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on such note (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points. In the case of any such redemption, Lazard Group LLC will also pay accrued and unpaid interest, if any, to the date of such redemption.

CUSIP / ISIN:	52107QAF2 / US52107QAF28

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

Co-Managers:	Lazard Capital Markets LLC BNY Mellon Capital Markets, LLC

Termination of Covenant Relating to 2017 Notes	The covenant described under the heading ”Description of Notes—Certain Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” in the Preliminary Prospectus Supplement dated November 6, 2013 shall terminate and shall cease to be in effect, operative and binding upon the earlier to occur of the following: (i) there are no 6.85% senior notes due 2017 (the “2017 Notes”) outstanding and (ii) section 4.08 (Limitations on Dispositions of Capital Stock of Designated Subsidiaries) of the indenture governing the 2017 Notes ceases to be in effect, operative or binding.

Additional Changes to Preliminary Prospectus Supplement:	Footnote (a) on page S-14 of the Preliminary Prospectus Supplement dated November 6, 2013 shall be revised to read as follows: “As Adjusted” members’ equity reflects the estimated loss on debt extinguishment in connection with the purchase and/or redemption of all of the outstanding 2015 Notes of approximately $54 million, net of tax.

Lazard Group LLC (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc. toll free at (800) 831-9146 or Goldman, Sachs & Co. toll free at (866) 471-2526.

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